Exhibit (a)(1)(g)

FORMS OF CONFIRMATIONS

Confirmation E-mail to Employees who Elect to Participate in the Offer to Amend Certain Options

American Tower Corporation has received your election form [dated     , 2006], by which you elected to have some or all of the outstanding option grants that you have indicated be amended, subject to the terms and conditions of the offer.

If you change your mind, you may withdraw your election as to some or all of your eligible options by completing and signing the withdrawal form which was previously provided to you no later than 5:00 p.m., Boston Time, on December 28, 2006, and hand delivering it to Suzanne Walsh at American Tower Corporation, 116 Huntington Avenue, Boston, MA 02116, or sending it (scanned as a .pdf file) via e-mail to benefits@americantower.com, or faxing it to Suzanne Walsh at (617) 375-7572. Withdrawal forms submitted by any other means, including United States mail (or other post), Federal Express (or similar delivery service) and interoffice mail, are not permitted and will not be accepted.

If you have questions concerning the submission of your form, please direct them to:

Suzanne Walsh, Benefits Manager
American Tower Corporation
(617) 375-7500
benefits@americantower.com

Please note that our receipt of your election form is not by itself an acceptance of the options. For purposes of the offer, American Tower will be deemed to have accepted options with respect to which proper elections have been made and not properly withdrawn as of the date when American Tower gives written notice to the option holders generally of its acceptance of such options, which notice may be made by press release, e-mail or other method of communication. American Tower’s formal acceptance is expected to take place shortly after the end of the offer period.

Confirmation E-mail to Employees who Withdraw their Options from the Offer to Amend Certain Options

American Tower Corporation has received your withdrawal form [dated     , 2006], by which you rejected American Tower’s offer to amend some or all of your eligible outstanding options. Any options you have not withdrawn will remain bound pursuant to your prior election form.

If you change your mind, you may once again elect to accept the offer with respect to some or all of your eligible option grants by completing and submitting a new election form no later than 5:00 p.m., Boston Time, on December 28, 2006, and hand delivering it to Suzanne Walsh at American Tower Corporation, 116 Huntington Avenue, 11th Floor, Boston, MA 02116, or sending it (scanned as a .pdf file) via e-mail to benefits@americantower.com, or faxing it to Suzanne Walsh at (617) 375-7572. You may also complete and submit your new election form electronically via the Portal. Election forms submitted by any other means, including United States mail (or other post), Federal Express (or similar delivery service) and interoffice mail, are not permitted and will not be accepted.

If you have questions concerning the submission of your form, please direct them to:

Suzanne Walsh, Benefits Manager
American Tower Corporation
(617) 375-7500
benefits@americantower.com